Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FIRST QUARTER 2010 SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – April 21, 2010 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) announces production results from its 49% owned San José mine in Santa Cruz Province, Argentina. Overall production at the San José mine during the first quarter of 2010 was 823,000 ounces of silver and 16,430 ounces of gold, of which 49% is attributable to Minera Andes.

First quarter 2010 first quarter silver and gold production were 20% and 18% lower respectively compared to the fourth quarter of 2009 as a result of lower mine production and lower head grades for both silver and gold as well as lower silver recovery rates in the mill, partially offset by higher gold recovery rates.  Mine production has been impacted by delays in underground mine development, which has delayed access to certain higher grade stoping areas.  Mill throughput in the first quarter of 2010 was 4% lower than the level of the previous quarter.  Year on year, silver and gold production were 37% and 1% lower respectively, mainly due to the delay in mine development.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS)*
Product	Q1 2010	Q4 2009	Q1 2009
Ore production (tonnes)	96,484	100,460	118,986
Average head grade silver (g/t)	293	351	427
Average head grade gold (g/t)	5.92	7.34	5.29
Silver produced (koz)	823	1,032	1,299
Gold produced (koz)	16.43	19.96	16.56
Silver equivalent produced (koz)	1,809	2,230	2,293
Silver sold (koz)	739	989	838
Gold sold (koz)	14.32	19.23	11.38
 *(Minera Andes holds a 49% interest in San José)

First quarter production cost information will be provided when available in a subsequent press release.

At San José, Minera Santa Cruz is completing permits to commence exploration drilling at the new Aguas Vivas target located 10 kilometers northwest of the San José operation.

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds three significant assets:
1.	49% interest in Minera Santa Cruz SA, the company that operates the San Jose Mine, one of the world's largest primary silver mines;
2.	100% of the Los Azules copper project, which is currently being drilled;
3.
A portfolio of exploration properties near and around its existing assets. Geophysical surveys are currently underway at the Company’s exploration properties in Santa Cruz province, and we expect to start drilling on these properties late in the second quarter.

Minera Andes Inc.	News Release 10-7 Page 1

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

Jim Duff Chief Operating Officer 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements: This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include but may not be limited to references to ongoing labour relations cooperation and expected production. In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks. Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.	News Release 10-7 Page 2